Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

				Ten Months Ended	Two Months Ended	Year Ended
	Year Ended December 31,			October 31,	December 31,	December 31,
	1999	2000	2001	2002	2002	2003
(Loss) income from continuing operations before income tax	$(497,964)	$(290,122)	$(2,378,590)	$1,986,590	$27,973	132,841

Add:
Fixed charges	193,904	333,031	352,216	170,435	13,302	85,897
Amortization of capitalized interest	4,471	7,313	12,654	3,716	743	6,779

Less:
Interest capitalized	10,400	26,513	42,927	8,239	971	6,825
Equity in (losses) gains of unconsolidated affiliates	(9,270)	(33,328)	9,640	—	—	—
Losses attributable to minority interests	19,314	6,504	—	—	—	—

Earnings as adjusted	$(320,033)	$50,533	$(2,066,287)	$2,152,502	$41,047	$218,692

Preferred stock dividends:	—	61,334	—	—	—	—
Effective income tax (benefit) provision rate	—	100%	—	—	—	—

Preferred stock dividends on pretax basis	—	61,334	—	—	—	—

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$179,604	$237,743	$297,228	$151,579	$10,469	64,623
Interest capitalized	10,400	26,513	42,927	8,239	971	6,825
Portion of rent expense representative of interest (30%)	3,900	7,441	12,061	10,617	1,862	14,449

Fixed charges	$193,904	$333,031	$352,216	$170,435	$13,302	$85,897

Ratio of earnings to fixed charges	(1.65)	0.15	(5.87)	12.63	3.09	2.55

Deficiency of earnings to cover fixed charges	$513,937	$—	$2,418,503	$—	$—	$—